

Mail Stop 7010

February 13, 2007

via U.S. mail and facsimile

Francis J. Petro, Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013

> **RE:** **Haynes International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 8, 2006**
> **File No. 33-32617**

Dear Mr. Petro:

We have reviewed the above referenced filing and have the following comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Note 10 – Pension Plan and Retirement Benefits, page 76

1. We note from your disclosure that as of September 30, 2006 and 2005 you had unrecognized actuarial losses of $28.6 million and $36.8 million respectively. Furthermore, included in your net period cost for year ended September 30, 2006 and 2005 you recognized actuarial losses of $1.7 million and zero respectively. Please provide your calculation of the 2006 amortization of unrecognized actuarial losses pursuant to paragraph 59 of SFAS 106. Additionally, please

describe for us the circumstances that precipitated the $36,747,000 OPEB actuarial loss in the year ended 9/30/05. The loss is substantial relative to the beginning of the year projected benefit obligation and it is not clear whether there was an error.

Note 16 – Segment Reporting, page 86

2. You disclose that you operate in one business segment. However, we note the disclosures in MD&A that certain alloy wire products have higher margins and that sales of such products have been material. We further note on page 90 that the corporate structure includes vice presidents in charge of specific products and geographic regions. We also note that the Haynes Wire Company is operated as a separate subsidiary. Please tell us how you considered the guidance of paragraph 10 of SFAS 131 in determining your operating segments. Please also provide us the internal reports provided to your chief operating decision maker (CODM) during the 2005 and 2006 fiscal years.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief